Exhibit 10.3

CELUNOL CORP.

980 Washington Street

Dedham, MA 02026

June 30, 2006

Mr. Carlos Riva

P.O. Box 137

Hamilton, MA 01936

Dear Carlos:

We are pleased to confirm the compensation agreement between you and Celunol Corp., a Delaware corporation formerly known as BC International Corporation (the “Company”). In consideration of the covenants and agreements set forth below, the Company hereby employs you, and you hereby agree to be employed by the Company, on the following terms and conditions:

1. Term. This letter agreement (the “Agreement”) shall become effective as of July 1, 2006 (the “Effective Date”) and shall continue until it is terminated by you or the Company in accordance with, and subject to the obligations set forth in, the provisions of Section 5 below (the “Term”).

2. Duties and Responsibilities. During the Term of this Agreement, you shall have, and you agree to carry out to the best of your ability, the duties and responsibilities of President and Chief Executive Officer. You shall have such executive responsibilities and duties as are assigned by the Board and are consistent with the positions of President and Chief Executive Officer. In the performance of the your duties and responsibilities hereunder, you shall regularly report to the Board of Directors. You agree to devote your full business time, attention and energies to the business and interests of the Company during the Term of this Agreement and except as set forth on Annex A hereto will not accept any outside position without the prior written consent of the Board of Directors. You warrant that you are free to enter into and fully perform this Agreement and are not subject to any employment, confidentiality, non-competition or other agreement which would restrict your performance under this Agreement. So long as you are the Chief Executive Officer, the Company will ensure that you are a member of the Company’s Board of Directors.

You shall fulfill your duties and responsibilities to the Company hereunder from the Company’s current principal corporate office, located in Dedham, MA, or, in the event the Company relocates its principal office, from such future location, provided that the Company shall not require you to work in any location that is more than fifty (50) miles outside of Boston, MA, without your prior consent.

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3. Compensation and Benefits. Subject to your adherence to all of your responsibilities under this Agreement, during the Term of this Agreement you shall be entitled to receive the following compensation and benefits.

(a) Base Salary. Commencing on the Effective Date, and during the Term of this Agreement, the Company will pay you a base salary at the monthly rate of $29,166.67 (“Base Salary”), minus withholdings as required by law or other deductions authorized by you, which amount shall be paid to you in periodic installments in accordance with the Company’s payroll practices then in effect. Your Base Salary shall be subject to review on an annual basis by the Board of Directors or its Compensation Committee. Your Base Salary may be increased, but not decreased, in accordance with such periodic review.

(b) Incentive Bonus. For each calendar year during the Term of this Agreement, you will be entitled to receive an annual performance-based bonus. Your incentive bonus for the period of July 1, 2006 through December 31, 2006 will be equal to 30% of the Base Salary earned during such period and will be paid not later than February 28, 2007. Such payment will not be conditioned on the achievement of performance objectives. For each year following 2006, the amount of your bonus and the milestone required to achieve payment of the bonus will be established by the Board of Directors, after consultation with you, and shall be paid not later than February 28 of the following year if a bonus becomes payable.

(c) Benefits. During the Term of this Agreement, you shall be entitled to participate, to the extent you are otherwise eligible, in all group insurance programs or other fringe benefit plans which the Company shall make available to similarly situated employees. The Company may alter, modify, add to or delete its employee benefit plans at any time as it, in its sole judgment, determines to be appropriate, without recourse by you.

(d) Moving Expenses. Promptly after the date hereof, the Company will make a lump sum payment in the amount of $50,000 for your moving expenses, subject to withholding as provided in Section 8(b).

(e) Vacation. You will be entitled to four (4) weeks of vacation per calendar year, in accordance with the Company’s vacation policy as in effect from time to time. Any accrued but unused vacation days will carry over from one calendar year into the next calendar year and all accrued but unused vacation will be paid to you upon termination, regardless of the reasons for such termination.

(f) Restricted Stock. Effective as of the date of your execution of this Agreement, the Company will grant you 2,738,830 shares of the Company’s common stock. These shares will be granted pursuant to a restricted stock award agreement in the form of Exhibit A hereto (the “RSAA”), which includes, among other things, a right of the Company to repurchase the restricted shares in the event this Agreement is terminated pursuant to Section 5. This

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repurchase right will lapse in quarterly installments over four (4) years so long as this Agreement has not terminated in accordance with Section 5 hereof, and will otherwise be subject to the terms of the Company’s 2006 Equity Incentive Plan, a copy of which is attached hereto as Exhibit B. You hereby represent and warrant to the Company that you are an “accredited investor” as defined in Rule 501 under the Securities Act of 1933, as amended.

(g) Business Expense Reimbursement. The Company shall reimburse you for the travel, entertainment and all other business related expenses reasonably incurred by you in the performance of your duties hereunder in accordance with the Company’s policies as in effect from time to time for senior executives.

4. Restrictive Covenants; Indemnification.

(a) You hereby agree to enter into the Employee Invention, Non-Competition and Confidentiality Agreement in the form attached hereto as Exhibit C (the “Employee Invention Agreement”), the terms of which are incorporated into this Agreement.

(b) The Company and you hereby agree to enter into the Indemnification Agreement in the form attached hereto as Exhibit D (the “Indemnification Agreement”).

5. Termination. You and the Company shall be free to terminate this Agreement as follows and subject to the payment obligations set forth herein:

(a) By the Company for Cause. The Company shall have the right to terminate your employment hereunder at any time for “Cause” upon thirty (30) days’ prior written notice. For purposes of this Agreement only, “Cause” shall be defined to include (1) material misconduct in the performance of your duties and responsibilities hereunder, (2) your material failure, refusal or inability (other than for reasons of disability) to perform your duties and responsibilities hereunder or to carry out any lawful direction of the Board of Directors, (3) breach by you of a material term of this Agreement, the Employee Invention Agreement, the RSAA, or any other agreement between you and the Company and (4) conviction of or plea of nolo contendere to, a felony or other crime involving moral turpitude, or imprisonment for any crime; provided, however, that in the event of a potential termination for Causes 1, 2 or 3 above, such termination may not occur until at least thirty (30) days after the Company has provided you with a detailed written notice of the ground(s) for the termination, and then only if you have failed to correct the behavior giving rise to such potential termination. Notwithstanding any other provision of this Agreement, in the event of a termination for Cause pursuant to this paragraph, the Company shall only be obligated to pay you (i) your Base Salary through the date of your termination, (ii) your accrued but unused vacation, (iii) any earned, but unpaid, performance bonus described in Section 3(b) with respect to the calendar year immediately preceding the year in which your employment is terminated, based on the achievement of the performance milestones established for such calendar year in accordance with Section 3(b), as determined by the Board of Directors, and (iv) such other benefits and payments to which you may be entitled by law or pursuant to the benefit plans of the Company then in effect (collectively, the “Accrued Obligations”).

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(b) Disability. The Company shall have the right to terminate your employment hereunder in the event that you shall be prevented, by illness, accident, disability or any other physical or mental condition (to be determined by means of a written opinion of a competent medical doctor chosen by mutual agreement of the Company and you or your personal representative), from substantially performing your duties and responsibilities hereunder for one or more periods totaling ninety (90) days in any twelve (12) month period. In the event of a termination of your employment pursuant to this paragraph, you shall be entitled to receive payment of the Accrued Obligations and the following severance pay and related benefits:

(i) the Company will pay you severance pay in the amount of your then-current Base Salary for a period of three (3) months after your termination date, minus required withholdings, which severance payments will be made to you on the Company’s normal payroll cycle;

(ii) the Board of Directors or the Compensation Committee may elect to pay to you a pro rated bonus for the year in which your employment is terminated, but any such payment shall be in the sole discretion of the Board of Directors or the Compensation Committee;

(iii) should you elect to continue your group health and dental insurance benefits in accordance with the provisions of COBRA following the date of your termination, the Company shall pay the full premium for such health and dental insurance benefits for a period of three (3) months after the termination date; and

(iv) notwithstanding the terms of any stock option grants or any awards of restricted stock, all options to purchase Company stock held by you will automatically and immediately vest and become exercisable upon such termination as to those shares subject to the options that would otherwise vest over the period of three months immediately following the date of termination, and all restricted stock held by you that would otherwise vest over the three month period following the date of termination shall automatically and immediately vest and no longer be subject to forfeiture or a right to repurchase by the Company.

Your right to receive such severance pay and related benefits shall be contingent upon (x) your compliance with all of your obligations under this Agreement and the Employee Invention Agreement, and (y) your execution of a general release of all claims against the Company and its affiliates in form satisfactory to the Company. Nothing herein shall limit or reduce your right to receive income continuation or other benefits in accordance with the terms and conditions of the Company’s short-term and long-term disability plans then in effect.

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(c) Death. In the event of a termination of your employment hereunder by reason of your death, your estate or legal representative shall be entitled to receive payment of the Accrued Obligations and the severance pay and related benefits described in Section 5(b) above.

(d) Termination by the Company Other Than for Cause, Disability or Death. The Company shall have the right to terminate your employment hereunder at any time other than for Cause, disability or death upon thirty (30) days’ prior written notice to you. In the event of a termination by Company pursuant to this paragraph, you shall be entitled to receive payment of the Accrued Obligations and the following severance pay and related benefits:

(i) the Company will pay you severance pay in the amount of your then-current Base Salary for a period of six (6) months after your termination date, minus required withholdings, which severance payments will be made to you on the Company’s normal payroll cycle;

(ii) the Board of Directors or the Compensation Committee may elect to pay to you a pro rated bonus for the year in which your employment is terminated, but any such payment shall be in the sole discretion of the Board of Directors or the Compensation Committee;

(iii) should you elect to continue your group health and dental insurance benefits in accordance with the provisions of COBRA following the date of your termination, the Company shall pay the full premium for such health and dental insurance benefits for a period of six (6) months after the termination date; and

(iv) notwithstanding the terms of any stock option grants or any awards of restricted stock, all options to purchase Company stock held by you will automatically and immediately vest and become exercisable upon such termination and remain exercisable for a period of nine (9) months following the date of termination and all restricted stock held by you that would otherwise vest over the nine (9) months following the date of termination shall automatically and immediately vest and no longer be subject to forfeiture or a right to repurchase by the Company; provided, however, that your right to receive such severance pay and related benefits as set forth in this paragraph shall be contingent upon (x) your compliance with all of your obligations under this Agreement, including those set forth in Section 6 below, and the Employee Invention Agreement, and (y) your execution of a general release of all claims against the Company and its affiliates in form satisfactory to the Company.

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(e) Termination by You for Good Reason. In the event that you resign your employment with Company at any time, by providing to the Company a written notice of resignation within sixty (60) days following an event constituting “Good Reason,” as that phrase is defined below, your resignation shall be deemed to be a termination of your employment by the Company other than for Cause pursuant to paragraph 5(d) above, in which event both you and the Company shall have your respective rights and obligations in the event of such a termination. In the event that you do not send the Company a written notice of resignation pursuant to this paragraph within sixty (60) days following an event constituting Good Reason, your rights under this paragraph 5(e) shall cease. For purposes of this Agreement, the phrase “Good Reason” shall mean any of the following actions by the Company: (i) your demotion to a position other than President and Chief Executive Officer, or a material reduction in your duties or responsibilities as described in Section 2 of this Agreement, (ii) a material reduction in your Base Salary, (iii) material reduction of your ability to participate in the Company’s fringe and benefit plans, other than any reduction that is part of a general reduction or other concessionary arrangement affecting all senior officers, (iv) the Company requires you to permanently relocate your office to a location outside the geographic area described in Section 2 of this Agreement without your consent; or (v) any other conduct that constitutes a breach by the Company of a material term of this Agreement , the RSAA or any other written agreement between the Company and you; provided that in the event of a termination for Good Reason, such termination may not occur until at least thirty (30) days after you have provided the Company with a detailed written notice of the ground(s) for termination, and then only if the Company has failed to correct the behavior giving rise to such potential termination.

(f) Termination by You for Any Other Reason. You shall have the right to terminate your employment hereunder at any time for any reason not otherwise covered by paragraph 5(e) by providing ninety (90) days’ prior written notice to the Company. In the event of a termination by you pursuant to the preceding sentence, the Company shall only be obligated to pay you the Accrued Obligations. The Company shall be obligated, however, to continue to pay your full compensation as described in Section 3 hereof up to and through the expiration of the ninety (90) day notice period.

6. Nondisparagement Covenant.

(a) You agree that you will not at any time speak or act in any manner that is intended to, or does in fact, damage the goodwill or the business of the Company or its affiliates, or the business or personal reputations of any of its directors, officers, agents, employees, clients or suppliers, and you further agree that you will not engage in any other deprecating conduct or communications with respect to the Company or its affiliates. You further agree that you will refrain from publicly or privately making any statement concerning the Company or its affiliates or their officers, directors, employees, agents, clients or suppliers, or the Company’s business methods of operation or methods of doing business, which is in any way negative or unflattering or which could reasonably be expected to subject them to any public disrespect, scorn or ridicule, or legal or regulatory action.

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(b) The Company agrees that it will not at any time speak or act in any manner that is intended to, or does in fact, damage your business or personal reputation, and the Company further agrees that it will not engage in any other deprecating conduct or communications with respect to you. The Company further agrees that it will refrain from publicly or privately making any statement concerning you or your business methods of operation or methods of doing business, which is in any way negative or unflattering or which could reasonably be expected to subject you to any public disrespect, scorn or ridicule, or legal or regulatory action.

(c) The provisions of this Section 6 are not intended to prohibit any legally required disclosure provided that such disclosure is accurate and the Company or you, as applicable, is given reasonable prior notice of such requirement and a reasonable opportunity to contest or minimize such disclosure.

7. Specific Performance. You recognize and agree that the Company’s remedy at law for breach of Section 6 of this Agreement or the Employee Invention Agreement would be inadequate, and further agree that, for breach of such provisions, the Company shall be entitled to seek injunctive relief and to enforce its rights by an action for specific performance.

8.	Payment of Legal Fees; Certain Tax Issues.

(a) The Company shall reimburse you for reasonable documented legal fees incurred by you in connection with the execution and negotiation of this Agreement.

(b) All payments made to you pursuant to this Agreement or otherwise in connection with your employment shall be subject to the usual withholding practices of the Company and will be made in compliance with existing federal and state requirements regarding the withholding of tax.

(c) If any payment otherwise due hereunder would be, when otherwise due, subject to additional taxes and interest under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), then such payment shall be deferred to the extent required to avoid such additional taxes and interest.

(d) In the event that the benefits provided for in this Agreement, when aggregated with any other payments or benefits received by you, would (i) constitute “parachute payments” within the meaning of Section 280G of the Code, and (ii) would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then your benefits hereunder will be either

(i) delivered in full, or

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(ii) delivered as to such lesser extent as would result in no portion of such benefits being subject to the Excise Tax,

whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by you on an after-tax basis of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. Unless the Company and you otherwise agree in writing, any determination required under this paragraph will be made in writing by the Company’s independent public accountants (the “Accountants”) whose determination will be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required by this paragraph, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. You and the Company will furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this paragraph.

9. Continuation of Employment. You understand, acknowledge and agree that this Agreement does not create an obligation for the Company or any other person to continue your employment and, subject to your right to receive compensation and benefits as provided in Section 5, you will be an at-will employee and the Company may terminate your employment at any time subject to any notice provisions set forth in this Agreement.

10. Choice of Law. This Agreement, and all disputes arising under or related to it, shall be governed by the law of the Commonwealth of Massachusetts.

11. Arbitration. All disputes arising out of this Agreement (other than initial applications for injunctive relief under the Employee Invention Agreement) shall be resolved by final and binding arbitration. The arbitration shall be conducted in Boston, Massachusetts under the American Arbitration Association’s (“AAA”) National Rules for the Resolution of Employment Disputes employing a single arbitrator selected upon mutual agreement of the parties. The arbitrator will have the power to award any types of legal or equitable relief that would be available in a court of competent jurisdiction, including an award of attorneys’ fee and costs to the prevailing party. Each party will be responsible for their own costs and attorney’s fees, other than the costs for AAA and the single arbitrator, which shall be borne by the Company.

12. Assignment. This Agreement, and the rights and obligations of you and the Company hereunder, shall inure to the benefit of and shall be binding upon, you, your heirs and representatives, and upon the Company and the Company’s successors and assigns. This Agreement may not be assigned by you. Any assignment in contravention of this Section 12 shall be null and void.

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13. Notices. All notices required by this shall be in writing and shall be deemed to have been duly delivered when delivered in person or when mailed by certified mail, return receipt requested, as follows:

A.	If to you:

Carlos Riva

P.O. Box 137 Hamilton, MA 01936

with a copy to:

John T. McCarthy

Sanzone & McCarthy, LLP

888 Worcester Street, Suite 110

Wellesley, MA 02482

B.	If to Company:

Celunol Corp.

980 Washington Street

Suite 122

Dedham, MA 02026

Attn: Board of Directors

with a copy to:

John R. Utzschneider

Bingham McCutchen LLP

150 Federal Street

Boston, MA 02110

or to such other address as a party hereto shall specify in writing given in accordance with this section.

14. Severability. In the event that any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. Moreover, if any one or more of the provisions contained in this Agreement shall be held to be excessively broad as to duration, activity or subject, such provision shall be construed by limiting or reducing them so as to be enforceable to the maximum extent compatible with applicable law.

15. Consultation with Counsel; No Representations. You agree and acknowledge that you have had a full and complete opportunity to consult with counsel of your own choosing concerning the terms, enforceability and implications of this Agreement. Both you and the

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Company acknowledge that neither party has made any representations or warranties to the other party concerning the terms, enforceability or implications of this Agreement other than as are reflected in this Agreement.

16. No Mitigation; No Set Off. In the event of any termination of employment hereunder, you shall be under no obligation to seek other employment and there shall be no offset against any amounts due to you under this Agreement on account of any remuneration attributable to any subsequent employment that you may obtain.

17. Company Representations. The Company represents and warrants that it is duly authorized to enter into this Agreement, that there is no law, agreement or other legal restriction on its entering into this Agreement, that its Board has approved this Agreement and that the officer signing this Agreement is duly authorized and empowered to sign this Agreement on behalf of the Company

18. Effect of Agreement on Other Benefits. Except as specifically provided in this Agreement, the existence of this Agreement shall not prohibit or restrict your entitlement to full participation in the employee benefit and other plans or programs in which comparable senior executives of the Company are eligible to participate.

19. Integration. This Agreement and the documents attached hereto set forth the entire agreement of the parties hereto in respect of the subject matter contained herein and therein and supersedes all prior and contemporaneous conflicting agreements, promises, covenants, arrangements, understandings, communications, representations or warranties, whether oral or written, by any party hereto (or representative of either party hereto).

20. Modification; Waiver. No provision of this Agreement may be modified, amended, waived or discharged unless such waiver, modification, amendment or discharge is agreed to in writing and signed by you and a duly authorized representative of the Company other than you. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

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If the foregoing correctly conforms to your understanding of the agreement between you and Company, please sign and date the enclosed copy of this letter and return it to us.

Very truly yours,

CELUNOL CORP.

By	/s/ Joshua Ruch
Joshua Ruch, Director

Agreement Confirmed:

/s/ Carlos Riva
CARLOS RIVA

Annex A:	Permitted Activities
Exhibit A:	Restricted Stock Purchase Agreement
Exhibit B:	2006 Equity Incentive Plan
Exhibit C:	Employee Invention, Non-Competition and Confidentiality Agreement
Exhibit D:	Indemnification Agreement

Annex A

Permitted Activities

Non-executive member of the board of directors of Airtricity, an Irish alternative energy company, which shall include attending approximately ten board of director meetings annually, some of which will be in the United States.